SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

CNPJ/MF nº 01.545.826/0001-07 - NIRE 35.300.147.952

A Listed Company

MATERIAL INFORMATION RELEASE

In accordance with the provisions of CVM Instruction nº 358/2002, GAFISA S.A. (“the company”) informs its shareholders, and the market in general, that, in compliance with CVM Instruction nº 384/2003 and BOVESPA Resolution nº 293/2003, it is change some measurements in its forecasts (“Guidance”) for 2011.

The 2011 guidance continue to predict launch volume of between R$ 5.0 billion and R$ 5.6 billion (company %), reflecting the expectation of an increased volume of business. With regard to profitability, were expecting an adjusted EBTIDA margin for the full year of between 18% and 22%, with a first half figure of between 13% and 17%, compared to 20% to 24% for the second half of the year.

The EBITDA margin reached in 1H11 came 14.0%, or 100 bps lower than the mid-range of our expectations for the first half guidance range of between 13% and 17%, mainly due to higher than expected costs coming from the outsourced projects recently completed under the Tenda brand and expected to be completed in the short term and also some discounts over Gafisa finished inventory units.

Due to this fact, and also assuming a more conservative approach (focusing on long term profitability) we decided to reduce the full year EBITDA margin guidance range by 200 bps, from 18%-22% to 16%-20%. Reflecting the same adjustment in 2H11 guidance, the range for the period is being decreased from 20%-24% to 18%-22%.

These changes do not impact our expectations for positive operating cash flow in 2H11 that should bring the Net Debt/Equity ratio down to below 60% at the end of the year.

Considering the above-mentioned plan, current guidance figures for 2011 are as follows:

Launches		Guidance	1H11%
(R$ million)		2011
Gafisa	Min.	5,000		38%
(consolidated)	Average	5,300	1,893	36%
	Max.	5,600		34%

EBITDA Margin (%)		Guidance	1H11%		Guidance
		1H11			2011
Gafisa	Min.	13.0%		100 bps	16.0%
(consolidated)	Average	15.0%	14.0%	-100 bps	18.0%
	Max.	17.0%		-300 bps	20.0%

Net Debt/Equity (%) -		Guidance	1H11%
EoP		2011
Ga fi s a	Max.	< 60.0%	75.1%	1510 bps

It should also be pointed out that all the abovementioned premises are subject to change and involve risks and uncertainty that is beyond the company’s control. Any changes in perception, or in the abovementioned circumstances, could mean that the results obtained differ materially from the forecasts (guidance). In that case, the guidance could be submitted to review.

São Paulo, August 11th, 2011

Alceu Duilio Calciolari

CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer